Espanita Tequila Company, LLC

Financial Statements

(With Independent Auditors' Report)

December 31, 2020

Independent Auditors' Report

The Board of Directors
Espanita Tequila Company, LLC

Opinion

We have audited the accompanying consolidated financial statements of Espanita Tequila Company, LLC (a Wyoming limited liability company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the period from January 15, 2020 ("Inception") through December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Espanita Tequila Company, LLC as of December 31, 2020, and the results of its operations and cash flows for the period from Inception through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Espanita Tequila Company, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Espanita Tequila Company, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

BAUER & COMPANY
audit & accounting services

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Espanita Tequila Company, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Espanita Tequila Company, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
April 20, 2021

ESPANITA TEQUILA COMPANY, LLC
BALANCE SHEET
December 31, 2020

ASSETS		
Current assets		
Cash and cash equivalents	$	292,252
Total current assets		292,252
Total assets	$	292,252
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accrued interest	$	2,223
Total current liabilities		2,223
Long-term liabilities		
Convertible notes payable (Note 4)		290,000
Total long-term liabilities		290,000
Total liabilities		292,223
Commitments and contingencies (Note 3)		-
Members' equity		
Preferred units - 12,000,000 units authorized, -0- units issued and outstanding		-
Common units - 15,000,000 units authorized, 15,000,000 units issued and outstanding		2,583
Accumulated deficit		(2,554)
Total members' equity		29
Total liabilities and members' equity	$	292,252

The accompanying notes are an integral part of these financial statements.

ESPANITA TEQUILA COMPANY, LLC
STATEMENT OF OPERATIONS
For the period from January 15, 2020 (Inception) through December 31, 2020

Revenues	$	-
Operating expenses		
Office expenses		331
Total operating expenses		331
Operating loss		(331)
Other expense		
Interest expense		(2,223)
Total other expense		(2,223)
Net loss before income taxes		(2,554)
Income tax expense		-
Net loss	$	(2,554)

The accompanying notes are an integral part of these financial statements.

ESPANITA TEQUILA COMPANY, LLC
STATEMENTS OF CHANGES IN MEMBERS EQUITY
For the period from January 15, 2020 (Inception) through December 31, 2020

	Preferred Units		Common Units		Accumulated	
	Units	Amount	Units	Amounts	Deficit	Total
Balance at January 15, 2020 (Inception)	-	$ -	-	$ -	$ -	$ -
Issuance of common units	-	-	15,000,000	2,583	-	2,583
Net loss	-	-	-	-	(2,554)	(2,554)
Balance at December 31, 2020	-	$ -	15,000,000	$ 2,583	$ (2,554)	$ 29

The accompanying notes are an integral part of these financial statements.

ESPANITA TEQUILA COMPANY, LLC
STATEMENT OF CASH FLOWS
For the period from January 15, 2020 (Inception) through December 31, 2020

Cash flows from operating activities		
Net loss	$	(2,554)
Changes in operating assets and liabilities:		
Accrued interest		2,223
Cash flows used in operating activities		(331)
Cash flows from financing activities		
Issuance of convertible notes payable		2,583
Issuance of common units		290,000
Cash flows provded by financing activities		292,583
Net increase in cash and cash equivalents		292,252
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	292,252
Supplemental disclosures for cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

ESPANITA TEQUILA COMPANY, LLC
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020

Note 1 - Nature of Business

Espanita Tequila Company, LLC (the "Company") was incorporated in the State of Wyoming on January 15, 2020 (Inception). The Company is in the business of Espanita Tequila's marketing and brand development (including financing of its production and sales activities).

Note 2 – Summary of Significant Accounting Policies and Practices

Basis of Presentation
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Fair Value of Financial Instruments
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in the principal or most advantageous market for the asset or liability in an ordinary transaction between market participants on the measurement date. The Company's policy on fair value measures requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The policy establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The policy prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities;

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data;

Level 3 – Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Note 2 – Summary of Significant Accounting Policies and Practices (continued)

As of December 31, 2020, the Company had no assets or liabilities that were reported at fair value. The carrying amounts of the Company's financial instruments, which include cash equivalents and accrued interest, approximate their fair values due to their short maturities. The fair value of convertible notes payable was based on management's best estimate of what the amount could be settled for, which approximates the carrying value as of December 31, 2020.

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate.

The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company is subject to franchise and income tax filing requirements in the State of Wyoming. The Company is generally subject to tax examinations relating to federal and state tax returns for a period of three years.

Concentrations of Credit Risk
From time-to-time, cash balances, held at a major financial institution, may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The Company generates revenues from marketing fees, royalties and financing fees. The Company's payments are generally collected upfront. For the period from Inception through December 31, 2020, the Company recognized $-0- in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organization Costs
Organizational costs, including accounting fees, legal fees and costs of incorporation are expensed as incurred.

Note 2 – Summary of Significant Accounting Policies and Practices (continued)

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases. Under ASU 2016-02 a right-to-use asset and lease liability will be recorded by lessees measured in the statement of financial position for leases classified as operating leases under previous GAAP. The asset and liability will be initially measured at the present value of lease payments. The single lease cost is then allocated over the lease term on a generally straight-line basis. All cash payments are then classified within the operating activities in the statement of cash flows. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for the Company on January 1, 2022. Early application of the amendments in this Update is permitted for all entities. The Company has not yet determined the impact of adopting the standard on its financial statements.

Other accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Commitments and Contingencies

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

COVID-19

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent auditors' report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in 2021.

Note 4 – Convertible Notes Payable

During October through December 2020, the Company issued eleven convertible notes payable (the "Convertible Notes") for a total of $290,000. The Convertible Notes have a 6.0% interest rate and mature four-years from the date of issuance (October 2024 through December 2024). The Convertible Notes have a $15.0 million Valuation Cap (as defined in the Convertible Notes agreement).

Note 4 – Convertible Notes Payable (continued)

In the event that the Company issues and sells membership units (the "Equity Securities") on or before the maturity date of the Convertible Notes in a Qualified Financing of greater than $1.0 million (as defined in the Convertible Note agreement), excluding the conversion of the Convertible Notes, then, the outstanding principal amount and unpaid accrued interest of the Convertible Notes will automatically convert without any further action by the Convertible Note holder into Equity Securities of the Company at a conversion price equal to the lesser of (i) the price paid per unit for Equity Securities in the Qualified Financing multiplied by 0.8, or (ii) the quotient resulting from dividing a $15.0 million Valuation Cap by the number of outstanding Equity Securities of the Company immediately prior to the Qualified Financing (assuming conversion of all outstanding options and warrants, but excluding the membership units to be issuable upon the conversion of the Convertible Notes or other convertible securities issued for capital raising purposes (e.g. Simple Agreements for Future Equity)). The issuance of Preferred Units pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Preferred Units sold in the Qualified Financing.

If the Company is dissolved by its Managing Member pursuant to Section 13 of the Company's Operating agreement as a result of a sale of Espanita® registered USA trademark and other intellectual property assets held by Spirited Ventures I, LLC in an arm's length transaction with a third-party buyer, then the outstanding principal amount of the Convertible Notes any unpaid accrued interest shall automatically convert without any further action by the Holder into Preferred units of the Company at a conversion price equal to the quotient resulting from dividing $15.0 million Valuation Cap by the number of outstanding Equity Securities of the Company immediately prior to the date of dissolution (assuming conversion of all outstanding options, warrants and any other units reserved for future issuance under equity inceptive plans of the Company, but excluding the membership units to be issuable upon the conversion of the Convertible Notes or other indebtedness). Additionally, all Equity Securities of the Company that are issued and outstanding prior to the date of dissolution will be consequently converted into equity securities of Spirited Ventures I, LLC of the same class, rights, privileges and obligations and in the same percentage of ownership pursuant to the terms and conditions of Section 13 of the Company's Operating Agreement.

If the Company's Gross Revenue (as defined in the Convertible Note agreement) exceeds $1,500,000 in the preceding consecutive twelve (12) month period as evidence by unaudited financial statements, prepared by a Certified Public Accountant according to Generally Accepted Accounting Principles (GAAP), then the outstanding principal amount of the Convertible Notes and any unpaid accrued interest shall automatically convert without any further action by the Holder into Preferred units of the Company at a conversion price equal to the quotient resulting from dividing $15.0 million Valuation Cap by the number of outstanding Equity Securities of the Company immediately prior to the Gross Revenue date (assuming conversion of all outstanding options, warrants and any other units reserved for future issuance under equity inceptive plans of the Company, but excluding the membership units to be issuable upon the conversion of the Convertible Notes or other indebtedness.

If these notes have not been previously converted, then the Holder may elect to convert the Convertible Notes and any accrued but unpaid interest into fully paid and non-assessable Preferred Units of the Company at a conversion price equal to the quotient of the $15.0 million Valuation Cap divided by the number of outstanding, fully diluted number of Equity Securities immediately prior to the Voluntary Conversion Date, including all outstanding options, warrants and any other units reserved for future issuance under equity inceptive plans of the Company, but excluding the membership units to be issuable upon the conversion of the Convertible Notes or other indebtedness. The Holder is permitted to make this election at any time prior to the maturity date of the Convertible Notes.

Note 5 – Common and Preferred Units

Preferred Units

Under the Company's operating agreement, the Company is authorized to issue 12,000,000 preferred units. The preferred units have no voting rights. As of December 31, 2020, there were -0- preferred units issued and outstanding.

Common Units

Under the Company's operating agreement, the Company is authorized to issue 15,000,000 common units. The common units have voting rights. As of December 31, 2020, there were 15,000,000 common units issued and outstanding.

Note 6 – Subsequent Events

In January 2021, the Company has issued an additional Convertible Note for $10,000, under the same terms discussed in Note 4.

The Company has officially begun its day-to-day operations and is ramping up marketing campaigns. It has engaged several marketing partners including Chilled Magazine, Cigar & Spirits Magazine, Vinepair, other beverage trade media and social media influencers.

The Company has evaluated subsequent events through April 20, 2021, the date the financial statements were available to be issued.